Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY  10176
P: 212.986.6000
www.kkwc.com

Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

October 20, 2014

VIA EMAIL AND EDGAR

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Echo Therapeutics, Inc.
Revised Preliminary Proxy Statement filed by Platinum Partners Value
Arbitrage Fund L.P., et. al. filed on October 14, 2014
Soliciting Materials filed pursuant to Rule 14a-12 on October 6, 2014
File No. 001-35218

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated October 16, 2014 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Platinum Management (NY) LLC and the other participants named in the Revised Preliminary Proxy Statement (collectively, “Platinum”) and provide the following supplemental responses on their behalf. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Revised Preliminary Proxy Statement

Cover Letter

1.
We note the statements included in Exhibit C to your response letter. Please include Dr. Goldberg and Mr. Goldberg as participants in your solicitation and on the cover page of your proxy statement. See Instruction 3 to Item 4 of Schedule 14A for the definition of the term “participant.”

Platinum acknowledges the Staff’s comment. On a supplemental basis, we have reviewed Instruction 3 to Item 4 of Schedule 14A and do not believe that, on its face, the definition of the term “participant” encompasses Dr. Goldberg and Mr. Goldberg as they relate to Platinum, the Revised Preliminary Proxy Statement and Platinum’s solicitation.

Office of Mergers and Acquisitions
October 20, 2014

Without limiting the foregoing, we note that the statements included in Exhibit C were made by Dr. Goldberg in a public forum in his role as an independent director of the Company. We believe that by any standard we are familiar with, Dr. Goldberg would be deemed to be an independent director. He was the Company’s nominee at the Company’s most recent annual meeting of stockholders, not Platinum’s. The Company, not Platinum, solicited for him in connection with that meeting. The fact, never hidden, that Dr. Goldberg once worked for Platinum is not germane to this analysis. Furthermore, we do not believe any negative inference should be drawn from the fact that Dr. Goldberg and Platinum hold similar views. Based on the transcripts we have provided to the Staff and comments from stockholders referenced in the response to Comment 4 below, those views appear to be the prevailing views among the stockholder participants in the relevant forums.

Further, Dr. Goldberg’s and Mr. Goldberg’s fiduciary duties are to the stockholders of the Company. The statements in Exhibit C were theirs alone and were not made in connection with or in anticipation of this proxy contest.  Each set of statements was made prior in time to Platinum’s commencement of its current proxy contest. Accordingly, we do not believe it is appropriate to include Dr. Goldberg or Mr. Goldberg as participants in the solicitation.

2.
We note your references to “Lingering Directors.” Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Rule 14a-9. Alternatively, refer to the directors whose removal you seek by a different term.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that (i) Mr. Grieco, Mr. Enright and Mr. Smith “have spent the better part of the last year repeatedly breaching their fiduciary duties and engaging in self-dealing by implementing a calculated comprehensive plan that has entrenched them and tightened their control over the Company, including by silencing…Dr. Michael M. Goldberg and Shepard M. Goldberg… making it potentially punitively expensive for stockholders to exercise their rights against the Company” and (ii) the indemnification agreements entered into by Mr. Grieco, Mr. Enright and Mr. Smith were “gold-plated.”

Platinum acknowledges the Staff’s comment. On a supplemental basis, we note the following with respect to (i):

•
The use of the phrase “the better part of a year” is justified, mathematically, if the conduct has been ongoing for more than six months.  The conduct referred to goes back to the time Dr. Goldberg joined the Board in February 2014.  That was over six months ago, and therefore the use of that phrase is accurate from a calendar perspective.

Office of Mergers and Acquisitions
October 20, 2014

•
A Board has an obligation to take Board action at the Board level, as is customary. Based on Dr. Goldberg’s statements, the Historic Directors have engaged in a pattern of conduct (since his initial appointment in February 2014 as part of a settlement agreement) that bypasses Board action and favors actions of committees from which first Dr. Goldberg and then Mr. Goldberg, too, has been excluded. No other director has been excluded. By operating the Board to prevent the Goldbergs—and only the Goldbergs—from fulfilling their fiduciary duties to stockholder in accordance with standard Delaware custom and practice, the Historic Directors are indeed engaging in conduct stockholders can conclude is a breach of their fiduciary duties under Delaware law.

•
Delaware courts have held that action by directors that on its face is legal under Delaware law is nonetheless improper self-interested conduct where it was adopted for improper reasons, such as actions by directors to entrench or protect themselves from stockholder attacks.

•
Taking the words “calculated” and “comprehensive” in the dictionary sense, then the multi-step actions of the Historic Directors that intentionally and not accidentally side-lined the Stockholder Supported Directors—acting through committees, excluding the Goldbergs and only the Goldbergs from those committees, revising bylaws so the Goldbergs could not call Board meetings, denying the Goldbergs access to information that all other directors had—silenced the Goldbergs while naturally and as a consequence increasing the power of the Historic Directors.  That would be seen as entrenchment in an ordinary sense of the word. Accordingly, Platinum believes its statement is factually supported.

•
The exact purpose and use of the fee shifting bylaw is to make it expensive for any party—including stockholders—to try to enforce their rights for fear of losing.  It chills actions against the Company.  Given the size of normal costs of litigation in Delaware, bearing the Company’s costs of litigation at the end of even a trial, much less appeals, is substantial and for any but the largest stockholders potentially punitive, especially when measured against the market value of Company stock held by even the largest holder.  Further, in light of the fact the bylaws were adopted while the Historic Directors were facing strong criticism and calls for their removal, Platinum would ask the Staff not to accept any argument that the bylaw was adopted for the good of the Company.

On a supplemental basis, we note the following with respect to (ii):

•
The use of the adjective “gold-plated” in no way impugns the Historic Directors, and accurately describes the fact that they adopted a state-of-the art indemnity bylaw that presumably was the best that their lawyers at Morgan Lewis could supply. That they did so in the face of active allegations of their misconduct and mismanagement and while facing demands for their resignation means that the adoption of these by-law provisions may be subject to set aside by a court as self-dealing and a breach of their fiduciary duties.

4.
With respect to your disclosure in the fifth paragraph of the cover letter, clarify whether the “stockholder calls” for the resignation of Mr. Grieco, Mr. Enright and Mr. Smith were solely those of Platinum and its affiliates or associates, or included independent security holders.

Platinum acknowledges the Staff’s comment. On a supplemental basis we note that we have been advised by Platinum’s proxy solicitor that a number of stockholders have reached out to it to express an interest in removing Messrs. Grieco, Enright and Smith. Additionally, we note the following statements made by investors on the Company’s message board at Yahoo! Finance:

Office of Mergers and Acquisitions
October 20, 2014

•
ttbiker2•Sep 23, 2014 3:57 PM “Perhaps with the jump today someone has heard something? Anyone packing? Of all the outcomes, the 3 lingering directors resigning and drifting off into the ...... would be the best result for all concerned. It would preserve the company, preserve the investors, (I know they hate Platinum, but there are more of us involved that will be hurt) and it may help valuable technology be developed so those of us that are diabetic can live better. I am sure they only see their side of the issue though.” http://finance.yahoo.com/mb/forumview/?&bn=a8ae9769-c8be-3a21-8bd5-fb05f03b7a62&page=4#mbt=The%2520shareholde%25u2026&mbl=http%253A%2F%2Ffinance.yahoo.com%2Fmbview%2Fthreadview%2F%253B_ylt%253DApe3a.FlgaFGmS14dMhiTYreAohG%253B_ylu%253DX3oDMTB2cmdxbHY3BHBvcwMzMARzZWMDTWVkaWFNc2dCb2FyZHNYSFJVbHQ-%253B_ylg%253DX3oDMTBhYWM1a2sxBGxhbmcDZW4tVVM-%253B_ylv%253D3%253F%2526bn%253Da8ae9769-c8be-3a21-8bd5-fb05f03b7a62%2526tid%253D1411501624659-d2c4f151-5c6c-460e-a9e6-e2707582b11f&mbtc=mb-tab-topic

•
seabiscuit505•Sep 23, 2014 3:47 PM “They want this nefarious ringleader out along with his two unemployed cronies Enright and Smith. Did you listen to the replay of yesterday's webcast? Resign now Grieco!!! Resign now Smith!!!! Resign now Enright!!! Or face handcuffs” http://finance.yahoo.com/mb/forumview/?&bn=a8ae9769-c8be-3a21-8bd5-fb05f03b7a62&page=4#mbt=The%2520shareholde%25u2026&mbl=http%253A%2F%2Ffinance.yahoo.com%2Fmbview%2Fthreadview%2F%253B_ylt%253DApe3a.FlgaFGmS14dMhiTYreAohG%253B_ylu%253DX3oDMTB2cmdxbHY3BHBvcwMzMARzZWMDTWVkaWFNc2dCb2FyZHNYSFJVbHQ-%253B_ylg%253DX3oDMTBhYWM1a2sxBGxhbmcDZW4tVVM-%253B_ylv%253D3%253F%2526bn%253Da8ae9769-c8be-3a21-8bd5-fb05f03b7a62%2526tid%253D1411501624659-d2c4f151-5c6c-460e-a9e6-e2707582b11f&mbtc=mb-tab-topic

•
easterling_mark•Sep 22, 2014 1:39 PM “Very encouraging to hear a gameplan. I hope the lingering 3 will bow out so this company can go forward. If they don't next summer, one of them will be voted out anyway. If they go now, they can exchange lawsuits and jail time for severance and insurance benefits. Go! so this company can attract investors that are wanting to invest in the tech but not the management” http://finance.yahoo.com/mb/forumview/?&bn=a8ae9769-c8be-3a21-8bd5-fb05f03b7a62&page=4#mbt=New%2520BOD%2520meetin%25u2026&mbl=http%253A%2F%2Ffinance.yahoo.com%2Fmbview%2Fthreadview%2F%253B_ylt%253DAnlDuoLlblzvc.L9ESc_q_jeAohG%253B_ylu%253DX3oDMTB2NWRnYW9iBHBvcwM2MgRzZWMDTWVkaWFNc2dCb2FyZHNYSFJVbHQ-%253B_ylg%253DX3oDMTBhYWM1a2sxBGxhbmcDZW4tVVM-%253B_ylv%253D3%253F%2526bn%253Da8ae9769-c8be-3a21-8bd5-fb05f03b7a62%2526tid%253D1411406571567-079a2fbd-dae4-4803-84b6-db36da3b783e&mbtc=mb-tab-topic

•
ttbiker2•Jul 18, 2014 3:39 PM “I also listened to the call. I got many of the same things as above. I hope that Platinum does not hold back on their planned actions. I fully support them. I especially support the call for the other three directors to be dismissed for cause. I would believe that they would garner even more support than before. Platinum is not perfect, I have a few minor issues. But they are far more in line with all of our goals and have a plan. I like the plan. And at the very least it is better than the "no plan" that the other directors have been thumbing their noses at us with. We own the company..... not them. They should be able to find jobs in the political sector” http://finance.yahoo.com/mb/forumview/?&bn=a8ae9769-c8be-3a21-8bd5-fb05f03b7a62&page=4#mbt=Good%2520notes%2520pos%25u2026&mbl=http%253A%2F%2Ffinance.yahoo.com%2Fmbview%2Fthreadview%2F%253B_ylt%253DAmXP4HIBoq_0p.FPEzjsuzHeAohG%253B_ylu%253DX3oDMTB2cGdsOWFsBHBvcwM0NARzZWMDTWVkaWFNc2dCb2FyZHNYSFJVbHQ-%253B_ylg%253DX3oDMTBhYWM1a2sxBGxhbmcDZW4tVVM-%253B_ylv%253D3%253F%2526bn%253Da8ae9769-c8be-3a21-8bd5-fb05f03b7a62%2526tid%253D1405705242796-f4845bc8-87a9-42ad-a225-1e156ffe87ed&mbtc=mb-tab-topic

Office of Mergers and Acquisitions
October 20, 2014

•
aflaaaaacccc•Jul 11, 2014 12:05 PM  “The Lingering Directors should resign and the remaining three directors should select two new, entirely independent directors with no connection to either Platinum or the Lingering Directors. In the interim, the Company can take the steps needed to right a ship that has been damaged due to the performance of the Lingering Directors. Then the newly constituted Board can get down to the pressing task of turning around Echo for the benefit of all stockholders." This is UGLY!!!” http://finance.yahoo.com/mb/forumview/?&bn=a8ae9769-c8be-3a21-8bd5-fb05f03b7a62&page=4#mbt=Disturbing%2520Sel%25u2026&mbl=http%253A%2F%2Ffinance.yahoo.com%2Fmbview%2Fthreadview%2F%253B_ylt%253DAkwhs2A9Xi.KfRLgYFrQXJfeAohG%253B_ylu%253DX3oDMTB2ZGIxYzhiBHBvcwMzMQRzZWMDTWVkaWFNc2dCb2FyZHNYSFJVbHQ-%253B_ylg%253DX3oDMTBhYWM1a2sxBGxhbmcDZW4tVVM-%253B_ylv%253D3%253F%2526bn%253Da8ae9769-c8be-3a21-8bd5-fb05f03b7a62%2526tid%253D1405041470342-ab3cf2b3-3957-40d4-aba8-a4d854bbf887&mbtc=mb-tab-topic

We trust that the Staff will find in these examples abundant proof that calls for the resignation of the Historic Directors come from multiple stockholders. We also believe that the Company is well aware of these and similar calls from stockholders and would find it disturbing if representatives of the Company tried to convince the Staff of anything to the contrary while in possession of such information.

5.
We note your response to prior comment 1. We reissue the first bullet point of the comment: provide us with the full document in Exhibit B. Also, with respect to the first and the fifth bullet points, it is unclear how the statements of Dr. Goldberg and Mr. Goldberg, having been nominated by Platinum entities, and in the case of Dr. Goldberg working for an affiliate of Platinum, provide support for the referenced disclosure.

Platinum acknowledges the Staff’s comment. On a supplemental basis we have included the full document in Exhibit B, which is attached hereto as Exhibit B2. Additionally, we note that as a matter of fundamental justice, we believe that it is critical that the Staff treat and analyze the statements of all Company directors equally. The past relationships of the Goldbergs with Platinum were disclosed to stockholders, who had ample chance to evaluate those before overwhelmingly electing them at the Company’s annual meeting of stockholders in June 2014. Furthermore, by any legal definition, Dr. Goldberg is an independent director who was nominated by a Board mathematically controlled by the Historic Directors. It was the Company, under the direction of a board that is mathematically controlled by the Historic Directors that solicited for Dr. Goldberg’s election—not Platinum. There is quite obviously a bitter dispute going on at the Board level. But we would ask the Staff not to impute anything negative to the Goldbergs or to give any inconsistent benefit of the doubt to the Historic Directors. We ask only for a level playing field. And on a level playing field, where the statements of all directors are given equal weight, we think it is axiomatic that the statement of any one director can be relied on by stockholders as a priori proof of the facts established by the public statement.

Office of Mergers and Acquisitions
October 20, 2014

6.
With respect to the disclosure identified in the second bullet point of prior comment 1, please revise it to clarify that you refer to the Mr. Grieco, Mr. Enright and Mr. Smith as “controlling” solely on a mathematical basis.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

7.	Please provide us with the full document in Exhibit D.

Platinum acknowledges the Staff’s comment. On a supplemental basis we have included the full document in Exhibit D, which is attached hereto as Exhibit D2.

8.	We reissue the fourth bullet point of the comment. Please provide us with more recent support for your disclosure.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. On a supplemental basis we note the attached resolution from the Delaware State Senate 147th General Assembly attached hereto as Exhibit G. It is our understanding and belief that the second to last WHEREAS clause of this resolution is a message from the General Assembly to for-profit Delaware corporations that the General Assembly prefers if such corporation refrain from adopting these types of bylaws unless and until the Governor and the General Assembly have had a chance to examine and consider them fully with an eye toward maintaining balance, efficiency, fairness and predictability.

9.
We note your response to prior comment 2. Provide support for the quoted disclosure in the body of our prior comment. Also, with respect to the first and the second bullet points, it is unclear how the statements of Dr. Goldberg and Mr. Goldberg, having been nominated by Platinum entities, and in the case of Dr. Goldberg working for an affiliate of Platinum, provide support for the referenced disclosure.

Platinum acknowledges the Staff’s comment. We refer the Staff to our response to Comment 5 above, which we believe contains information that is also responsive to this Comment 9.

On a supplemental basis, it is our belief that it is customary for a stockholder conducting a proxy contest to rely on the public statements of directors to establish facts. We believe, unless the Staff advises us otherwise, that Platinum would be permitted to rely on the public statements of the Historic Directors for purposes of the Proxy Statement without having to separately corroborate these statements as otherwise factually supported. We further presume the Staff would allow us to do so despite the fact that all of the Historic Directors are subject of a proxy statement seeking to remove them for cause. If we are correct in these presumptions, then we think it is fundamental to fairness and equal treatment by the Staff that this presumption be applied equally to all directors. We are aware of no rule or guidance that would require or support a different result. We note the press release from the Company dated October 6, 2014 and attached as Exhibit H hereto impugns the character of the Goldbergs and promises the markets that the Company would complain to regulators.

Office of Mergers and Acquisitions
October 20, 2014

If it is the case that the Company’s representatives are trying to imply that the Historic Directors are somehow the “real” directors and that the Goldbergs somehow deserve to be tainted by past contacts, we would ask the Staff to reject that interpretation.

10.	We reissue the third bullet point in prior comment 2. The supporting document does not refer to breaches of fiduciary duties.

Platinum acknowledges the Staff’s comment. On a supplemental basis we note the following statements made by Dr. Goldberg on the Conference Call (emphasis added):

•
“This board of unemployed, failed directors, with no relevant expertise, then terminates the CEO, for actions that miraculously only came to light after the financings, although they involved actions that were ongoing for literally years. I have yet been given a clear explanation how they explain how they missed the egregious actions for years, but suddenly became convinced after $15 million was raised that they had to take emergency action. The action they take just so happens to give these clearly unimpressive, from the perspective of the technology attributes, characters absolute control over the Company, its technology and $15million. This same group with supposedly legal and accounting backgrounds has to now admit, that they clearly signed multiple documents claiming they met their duty of diligence when it was clear that they did not. The directors after missing this critical item, now place the blame for all that went wrong 100% on the ex CEO, even though they had a requirement to be diligent and to understand the business and oversee the strategic direction. After admitting they failed in their most basic duty of diligence they decide, they can now run the Company on their own. Two accountants, a salesman and a lawyer are going to get this technology strategy right?” (See pages 4-5 of the Transcript)

•
“We have too many specific acts to enumerate so we will only state the key categories. Failure to adequately exercise their duty of diligence, failure in their duty of loyalty to the corporation, failure to exercise reasonable business judgment, multiple violations of Sarbanes Oxley. Self dealing and numerous violations of Delaware law.” (See page 19 of the Transcript)

•
“He sued both the Company and personally the four directors at the time and an employee of the Company. The firm representing the Company is also representing the four directors and the employee. One would think that the four involved directors would either hire their own attorneys or delegate the oversight of the case to the two directors not involved in the case, but no, they are not only overseeing the case for the company, they have completely shut the two of us out of any involvement in the litigation. The conflict is clear and the potential damage to shareholders can be catastrophic. Finally, the attorney for Dr. Mooney is seeking to depose me, as a director of echo, to ostensibly demonstrate the clear conflict and the lawyer representing the Company and the individual directors admits that he has a conflict and cannot represent me as a director of Echo, confirming the clear conflict that the board is enforcing by controlling the litigation for the Company which is a clear breach of their duty of loyalty to the Company. To add insult to injury, the directors have not hired their own lawyers and for obvious reasons they are not taking advantage of the gold plated indemnifications they put through for their own benefit.” (See pages 20-21 of the Transcript) “Instead they stay. They have no plan, no support from employees or investors. They have no viable financing plan and can’t articulate a reason why the owners of the company should keep them at the cost of losing the Chinese, losing Platinum funding and the existing and threatened lawsuits. Over night, if they leave, the Company goes from dead man walking to potential star. Why haven’t they exercised their duty of loyalty, they claim they represent all the shareholders and they have an obligation to protect the majority of shareholders from Platinum. Where’s the evidence that platinum is out to take advantage of the rest of the investors. We haven’t seen a single shred of evidence, we have asked the board for any such evidence and they cant produce even one email.”  (See pages 21-22 of the Transcript)

Office of Mergers and Acquisitions
October 20, 2014

11.	We reissue prior comment 3. We are unable to see the revisions referenced in your response.

Platinum acknowledges the Staff’s comment. On a supplemental basis we note that our response to prior comment 3 inadvertently and incorrectly stated that the Proxy Statement had been revised in response to the Staff's comment. The Proxy Statement had not been revised. It was our intention to provide supplemental support for the disclosure referenced in prior comment 3 rather than revise the disclosure, as offered by the Staff. We believe that the response to prior comment 3 provided supplemental support that adequately addressed the Staff’s comment and, accordingly, did not revise the disclosure in the Proxy Statement.

12.
We note your statement that you are “not seeking control of the Board.” With a view toward revised disclosure, tell us whether you recently engaged in negotiations with the company to obtain the resignation of Mr. Grieco, Mr. Enright and Mr. Smith and to replace them with individuals that you approved.

Platinum acknowledges the Staff’s comment. On a supplemental basis we note that the Staff correctly points out that Platinum is not seeking control of the Board. The Staff is asking a question that would require us to make disclosure about discussions that the parties agreed would be treated as confidential settlement negotiations.  However, we believe that Platinum’s obligation to comply with Staff disclosure requests overrides such private agreements between attorneys, so we will comply with the Staff’s directive.

Platinum will accordingly revise its disclosure to say: “At various times between the 2014 Annual Meeting of stockholders and the filing of the attached Proxy Statement on September 29, 2014, Platinum has engaged with the Historic Directors in the hopes of a negotiated settlement that would see the Historic Directors resign. Those negotiations did not prove fruitful. At one point during those negotiations three directors who were not sourced by Platinum nor previously known to Platinum’s management were suggested by a third party as potential replacement to the Historic Directors. Platinum did not object to those potential directors.”

13.
We note your response to prior comment 4. Revise your disclosure to highlight in the cover page and elsewhere that you may not be able to cause the company to call a special meeting given your lack of sufficient shares to comply with company bylaw 1.3. Also, (i) clarify that you intend to call the special meeting in the event the company refuses to do so, (ii) describe the authority you believe you have to call a special meeting in place of the company board, and (iii) disclose that your actions may be subject to judicial review prior to a determination of their validity and that a court may nullify both your call of the special meeting and its results.

Office of Mergers and Acquisitions
October 20, 2014

Platinum acknowledges the Staff’s comment. On a supplemental basis we note that:

•
Platinum is soliciting proxies to remove the Historic Directors, for cause, at a meeting of stockholders, either at a meeting called specifically for that purpose, or at a meeting called for multiple purposes.  The right to remove directors of a Delaware corporation for cause is set forth in Section 141(k) of the Delaware General Corporation Law (the “DGCL”): “Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:” Section 141(k) (1) provides that, where the board of directors of a corporation is classified, removal can only be for cause.  The Company has a classified board, and thus the Historic Directors can only be removed for cause.

•
Section 104(b)(4) of the DGCL permits the certificate of incorporation of a Delaware corporation to include a provision “requiring for any corporate action, the vote of a larger portion of the stock or of any class or series thereof…than is required by this chapter.”  The Company’s Certificate of Incorporation does not contain any such provision, so the vote necessary here to remove the Historic Directors remains “a majority of the shares then entitled to vote.” Although Section 2.13 of the Company’s by-laws states that “[u]nless otherwise provided in the Certificate of Incorporation, any one or more or all of the directors may be removed, only for cause, by the holders of at least seventy-five percent (75%) of the shares then entitled to vote at an election of directors,” Platinum believes that this by-law is illegal under Delaware law. Unlike Section 104(b)(4), which specifically permits the inclusion of a super-majority provision in the certification of incorporation, Section 109 of the DGCL, which covers by-laws, contains no such provision. Moreover, Section 109 states: “The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation…” Because the certificate of incorporation is silent here as to the required vote to remove directors, the Company has implicitly adopted the “majority of the shares then entitled to vote” standard of Section 141(k), which cannot be modified by the by-laws.  See Rohe v. Reliance Training Network, Inc., 2000 WL 1038190, Strine, V.C., at *11 (Del.Ch., 2000).

•
Under Delaware law the directors sought to be removed for cause have a right to “the service of specific charges, adequate notice and full opportunity of meeting the accusation” (Campbell v. Loew’s, Inc., 124 A.2d 852 (Del. Ch. 1957).  Accordingly, removal of directors for cause is typically done at a meeting of the stockholders (the “Removal Meeting”).  Here, Section 1.3 of the Company’s by-laws states that “[s]pecial meetings of stockholders may be called for any purpose or purposes at any time by the Chairman of the Board, the Chief Executive Officer, a majority of the Board of Directors, or at the request of stockholders owning a 75% majority of the voting power of the outstanding shares entitled to vote in the election of directors.”  Platinum intends to request that the Company call a Removal Meeting.  If the Company complies, then the Removal Meeting will be held at the time set by the Company.

•
If the Company does not comply with this request, Platinum believes that the requirement in the by-laws that purports to implement a super-majority requirement to hold a Removal Meeting to remove directors for cause is invalid.  While no Delaware law exists on this specific point, the removal of directors is a “fundamental element of stockholder authority.”  Rohe v. Reliance Training Network at *11. Platinum believes that Delaware law will not permit the Company to use a super-majority by-law to restrict the ability of the stockholders to call the Removal Meeting (which is a necessary predicate to removing the directors for cause) when the Company could not use a by-law to place a direct super-majority vote on the ability to remove for cause.

Office of Mergers and Acquisitions
October 20, 2014

•
Accordingly, if the Company does not cooperate, Platinum plans to call the Removal Meeting itself.  If the Company refuses to acknowledge the validity of such a call for a Removal Meeting, Platinum may need to file a lawsuit, probably in the Delaware Court of Chancery, seeking a declaratory judgment that its calling of this Removal Meeting is proper or (alternatively) that the Court should require the Company  to call such a meeting.

•
Under Section 213 of the DGCL, the fixing of a record date, in the first instance, is the duty of the board of directors of the Company.  Platinum intends to request that the Board fix a record date for the Removal Meeting.  Should the board of directors of the Company not fix such a record date, Section 213 states: “If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given.”  Platinum interprets the phrase “the day on which notice is given” as the day its final proxy statement is publicly filed with the SEC.

•
Should the Company’s stockholders remove any or all of the Historic Directors for cause, it is possible that the Historic Directors may refuse to leave office voluntarily.  If so, Platinum intends to seek expedited relief in the Delaware Court of Chancery under Section 225 of the DGCL, which permits that Court to “hear and determine the validity of any election, appointment, removal or resignation of any director or officer of any corporation.”.

•
It is also possible that the Historic Directors could take legal steps to prevent, delay or challenge the outcome of a stockholder vote removing them for cause. Should that occur, Platinum intends to respond vigorously.

Summary of the Justification for Removing the Lingering Directors for Cause, page 3

14.
We reissue prior comment 5, in which we requested that you disclose how you believe you can enforce Section 141(k) of the Delaware General Corporation Law and how any actions to do so will affect the vote of security holders and approval of your proposal to remove directors. Disclose also that any vote of shareholders may be subject to judicial review prior to a determination of its validity and that a court may nullify the special meeting’s results if are determined not to have complied with the company’s bylaws.

Platinum acknowledges the Staff’s comment and refers the Staff to its response to Comment 13 above, which we believe also addresses this Comment 14.

Summary of the Justification for Removing the Lingering Directors for Cause, page 3

15.	We reissue prior comment 5, in which we requested that you revise your disclosure. Consider including a summary of your response in the proxy statement.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Office of Mergers and Acquisitions
October 20, 2014

Revised Preliminary Proxy Statement

16.
Please tell us the basis for your statement that press releases issued by the company and purportedly approved by a majority of its board represent only the view of three directors who “do not represent a constituency other than themselves.” Alternatively, revise your disclosure.

Platinum acknowledges the Staff’s comment. On a supplemental basis we note that for action by less than all of the directors to constitute board action and therefore corporate action (other than in limited circumstances that we do not believe apply here), a meeting of a board of directors must be properly noticed, appropriate discussion and analysis held, and the action carried by the necessary vote. Based on public statements from Dr. Goldberg, the Historic Directors no longer allow action to be taken at the Board level. Accordingly, the press release in question does not deserve the imprimatur of Board action because there is no evidence that it was properly approved by the Board. Instead, the press release does indeed represent nothing more than the statement only of the Historic Directors, and thus is indeed “purported” Board action. And this is true even if the Historic Directors could have accomplished the same result by a 3 to 2 vote at a properly noticed and conducted Board meeting.  The fact that, according to Dr. Goldberg, the Historic Directors are not respecting the Board formalities itself renders the press release non-Board action.

Finally, we believe that there is sufficient factual foundation for the statement that the Historic Directors lack a constituency other than themselves.  First, they plainly do not have the support of the other directors. Second, as the quotes below demonstrate, the Board has shown little regard for the concerns of stockholders. Third, they do not have the support of their largest stockholder. Nor, Platinum believes, do they have the support from the Company’s Chinese partners, another large stockholder.  In fact, Platinum has not heard a single stockholder speak up for the Historic Directors or any of their policies or decisions—not at the annual meeting, not at the town hall meeting, not on Dr. Goldberg’s September conference call, not in private conversation.  Therefore Platinum believes that the statement about the lack of a constituency is a fact, and not an opinion. Is it a harsh judgment? Absolutely. The Historic Directors have alienated the stockholders to that point. But the fact that it is a harsh judgment does not mean it impugns character—a very different standard than being nice--or that it is not factually supported. Platinum believes the statements the Staff is focusing on are factually supported and correct, and that changes to the public disclosure is not warranted in light of this explanation.

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“In fact the investors have overwhelmingly weighed in with emails, letters and phone calls, expressing their outrage. Yet the board somehow dismisses the shellacking in the proxy contest, the 100% consistent feedback from investors who want the three removed ASAP, the analyst reports going from buy to sell and declaring the Company un-investable.” (See page 12 of the Transcript)

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“This will take time and we will work with investors to try and see if we can preserve value while this unfolds. We ask you, the investors to write to the board and let all of us know if you are happy with the situation as is and want to keep the lingering three as they seem to believe or do you want change?” (See page 22 of the Transcript)

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“The reason I'm participating in this is because, as a director, I feel it's critically important that we as a board listen to our shareholders, respond to our shareholders, and work with our shareholders not at cross-purposes with our shareholders.” (See page 11 of the Town Hall Transcript)

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“I believe with the legacy shareholders that are out there that there's a glass ceiling on the stock that won't be released until they're out of the way. They don't listen to any of the shareholder input. They have no alignment with us. I believe that they have like less than one percent of the shares. There's been no insider buying. There's no engagement. I have seven, eight phone calls into Robert Doman. He will not return my phone call.” (Robert O’ Mahoney—See pages 39-40 of the Town Hall Transcript)

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Office of Mergers and Acquisitions
October 20, 2014

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
Christopher P. Davis

cc:  David Ottensoser